SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 11-K

\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 [NO FEE REQUIRED] for the fiscal year ended June 30, 1996, or
\ \ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 [NO FEE REQUIRED] for the transition period from ________________ to ______________________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Giorgio Employee Savings Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.



REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance With the Financial Reporting Requirements of ERISA



GIORGIO EMPLOYEE SAVINGS PLAN


Financial Statements for the Year Ended December 31, 1995 and the Four-Month Period from August 30, 1994 (Date of Inception) to December 31, 1994 and Supplemental Schedules as of December 31, 1995 and 1994 and Independent Auditors' Report





GIORGIO EMPLOYEE SAVINGS PLAN


TABLE OF CONTENTS FOR THE YEAR ENDED DECEMBER 31, 1995 AND
THE FOUR-MONTH PERIOD FROM AUGUST 30, 1994 TO DECEMBER 31, 1994
------------------------------------------------------------------------------


                                                                 Page

INDEPENDENT AUDITORS' REPORT                                       1

FINANCIAL STATEMENTS:

   Statements of Net Assets Available for Benefits,
   December 31, 1995 and December 31, 1994                        3

   Statements of Changes in Net Assets Available for the
   Year Ended December 31, 1995 and the Four-Month period
   from August 30, 1994 to December 31, 1994                      4

   Notes to Financial Statements for  the Year Ended
   December 31, 1995 and the Four-Month period from
   August 30, 1994 to December 31, 1994                           5

SUPPLEMENTAL SCHEDULES - Assets Held for Investment
   (Item 27a of Form 5500), December 31, 1995 and 1994           11-12

SUPPLEMENTAL SCHEDULES OMITTED - The following schedules were omitted because of the absence of conditions under which they are required or due to their inclusion in information filed by The Procter & Gamble Master Savings
   Trust:

   Reportable Transactions for the Period Ended

   Assets Acquired and Disposed of Within the Plan Year

   Party-in-Interest Transactions

   Obligations in Default

   Leases in Default





INDEPENDENT AUDITORS' REPORT

To the Giorgio Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of the Giorgio Employee Savings Plan ("the Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for the year ended December 31, 1995 and the four-month period from August 30, 1994 to December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by Section 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by PNC Bank, Ohio, N.A., the trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 1994 financial statements, except for comparing the information provided by the trustee, which is summarized in Note 5, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to express and do not express, an opinion on the Plan's financial statements as of December 31, 1994 and for the four-month period from August 30, 1994 to December 31, 1994. The form and content of the information included in the 1994 financial statements, other than that derived from the information certified by the trustee, have been audited by us in accordance with generally accepted auditing standards and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements, referred to above, of the Plan as of December 31, 1995, and for the year then ended present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audits of the Plan's financial statements as of December 31, 1995 and 1994 and for the year ended December 31, 1995 and the four-month period from August 30, 1994 to December 31, 1994 were conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic 1995 and 1994 financial statements, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/DELOITTE & TOUCHE LLP
Deloitte & Touche LLP
September 30, 1996





GIORGIO EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995 AND 1994
------------------------------------------------------------------------------

                                                     1995           1994

INVESTMENTS, At fair value:
 Investment in the Procter & Gamble Master
  Savings Trust                                   $6,195,434     $4,478,719
 Loans to participants                               192,368        128,915
 Interest and dividend receivable                     11,747          3,878
                                                  ----------     ----------
     Total investments                             6,399,549      4,611,512

LIABILITIES:
 Other                                                 3,635         35,159
                                                  ----------     ----------

NET ASSETS AVAILABLE FOR BENEFITS                 $6,395,914     $4,576,353
                                                  ==========     ==========

See notes to financial statements.





GIORGIO EMPLOYEE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1995 AND THE FOUR-MONTH
PERIOD FROM AUGUST 30, 1994 TO DECEMBER 31, 1994
------------------------------------------------------------------------------

                                                     1995           1994

ADDITIONS:
 Equity in net earnings (loss) of the Procter
  & Gamble Master Savings Trust                   $1,283,087     $  (42,115)
 Interest income                                       8,176          3,764
                                                  ----------     ----------
     Total investment income (loss)                1,291,263        (38,351)
 Contributions:
  Employee                                           648,079        255,202
  Employer                                           241,932         96,434
                                                  ----------     ----------
     Total contributions                             890,011        351,636
 Transfer from unaffiliated plan                                  4,264,032
                                                  ----------     ----------
     Total additions                               2,181,274      4,577,317
                                                  ----------     ----------

DEDUCTIONS:
 Distributions                                       355,903            964
 Other                                                 5,810
                                                  ----------     ----------
     Total deductions                                361,713            964
                                                  ----------     ----------

NET INCREASE                                       1,819,561      4,576,353

NET ASSETS AVAILABLE FOR BENFITS:
 Beginning of year                                 4,576,353           -
                                                  ----------     ----------

 End of year                                      $6,395,914     $4,576,353
                                                  ==========     ==========

See notes to financial statements.





GIORGIO EMPLOYEE SAVINGS PLAN


NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 1995 AND
THE FOUR-MONTH PERIOD FROM AUGUST 30, 1994 TO DECEMBER 31, 1994
------------------------------------------------------------------------------


1.    PLAN DESCRIPTION

      The following brief description of the Giorgio Employee Savings Plan
      (Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

      GENERAL - Effective August 30, 1994, The Procter & Gamble Company (P&G) acquired Giorgio Beverly Hills, Inc. (Company) from Avon Products, Inc. Prior to the acquisition, certain employees of the Company participated in the Avon Employees' Savings and Stock Ownership Plan (Predecessor Plan). Pursuant to the sales agreement with Avon, assets under the Predecessor Plan owned by employees of the Company were transferred to create the Plan on August 30, 1994. The Plan assets are held in a combined trust account, the Procter & Gamble Master Savings Trust (Master Trust), with the assets of other P&G sponsored defined contribution plans (see Note 5). Each of the plans participating in the Master Trust has a proportionate and undivided ownership interest in the Master Trust assets.

      Substantially all employees of the Company are eligible to participate in the Plan upon completion of at least one year of eligibility service, which is equal to 1,000 service hours. Employees who are leased employees are not eligible to participate.

      CONTRIBUTIONS - Employee contributions to the Plan may be made on a pre-tax or after-tax basis from 1% to 15% of the employee's earnings. The Company matches 50% of employee pre-tax or after-tax contributions up to 6% of the employee's contributions.

      VESTING - Participants are fully vested at all times in their voluntary contributions plus earnings thereon. Vesting in the remainder of their accounts is based upon years of continuous service. A participant is fully vested after two years of service. Participant accounts transferred from the Predecessor Plan were immediately and fully vested.

      WITHDRAWALS - A participant may request at any time a withdrawal of any portion of after-tax contributions. Participants who have attained age
      59 1/2 or have demonstrated financial hardship may withdraw all or any portion of their pre-tax or contributions in their transferred Predecessor Plan balance. Participants may withdraw pre-tax contributions made subsequent to August 30, 1994 only after demonstrating financial hardship.

      DISTRIBUTIONS - Distributions of Plan benefits shall be made in a lump sum payment. Retired or terminated employees shall commence benefit payments upon attainment of age 65. Employed participants who have attained the age 69 1/2 may elect to receive a distribution of their transferred Predecessor Plan account balance in installment payments over a period not to exceed 15 years or in a lump sum. Distributions payable to participants as of December 31, 1995 and 1994 are $141,454 and $50,509, respectively.

      LOANS - The Plan has a loan feature under which active participants may borrow up to 50% of the current value of their vested account values exclusive of amounts attributable to Company contributions (up to a maximum of $50,000). Loans are repayable via payroll deductions over a period of up to five years, except for loans used to purchase a primary residence which are repaid via payroll deduction over a period of up to 10 years. Principal and interest paid is credited to applicable funds in the borrower's account. Upon participant termination or retirement, the outstanding loan balance will be treated as a distribution to the participant.

      PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, participants will become fully vested in employer contributions to their accounts and the net assets of the Plan will be distributed to the participants in order of priority determined in accordance with ERISA and its applicable regulations and Plan document.

      PARTICIPANT ACCOUNTS AND INVESTMENT OPTIONS - Each participant's account is credited with an allocation of the Plan's earnings or losses. Participants may allocate their account in one or all of the following investment options offered by the Master Trust (Notes 4,5):

      RESERVE FUND - A fund investing in short to medium length maturity, interest-bearing instruments.

      COMPANY STOCK FUND - A fund investing in shares of The Procter & Gamble Company common stock.

      MANAGED BOND FUND - A fund investing in a diversified portfolio of publicly and privately traded corporate, government, international and mortgage backed bonds.

      MANAGEMENT LARGE COMPANY FUND - A fund investing in equity securities of approximately 300 domestic, large company stocks.

      DIVERSIFIED FUND - A fund investing in a balanced fund consisting of both equity and fixed securities.





      The activity and balances in the funds are summarized as follows for the year ended December 31, 1995 and for the four-month period from August 30, 1994 to December 31, 1994:

                                             MANAGEMENT                    MANAGED
                                             LARGE COMPANY  DIVERSIFIED     BOND          RESERVE          LOANS TO
                                                FUND          FUND          FUND           FUND          PARTICIPANTS      TOTAL
Net assets available for benefits,
 August 30, 1994                                 -             -             -              -                -               -

Equity (loss) in net earnings of the
 Procter & Gamble Master Savings Trust       $  (34,628)    $  (12,624)    $      693     $    4,444                    $  (42,115)
Transfer from unaffiliated plan               1,697,032      1,078,187        786,401        544,250     $  158,162      4,264,032
Contributions                                   107,572         81,492         51,269        111,303                       351,636
Interest income                                                                                               3,764          3,764
Distributions to participants                                                                                  (964)          (964)
Transfers between funds                           4,952          7,445         17,175        (10,019)       (19,553)
                                             ----------     ----------     ----------     ----------     ----------     ----------

Net assets available for benefits,
 December 31, 1994                            1,774,928      1,154,500        855,538        649,978        141,409      4,576,353

Equity in net earnings of the Procter
 & Gamble Master Savings Trust                  737,835        327,555        174,609         43,088                     1,283,087
Contributions                                   348,116        269,667        159,883        112,345                       890,011
Interest income                                                                                               8,176          8,176
Other                                                                                         (4,137)        (1,673)        (5,810)
Distributions to participants                  (105,654)      (111,327)       (60,592)       (76,955)        (1,375)      (355,903)
Transfers between funds                           8,896         25,120          2,019        (91,698)        55,663
                                             ----------     ----------     ----------     ----------     ----------     ----------

Net assets available for benefits,
 December 31, 1995                           $2,764,121     $1,665,515     $1,131,457     $  632,621     $  202,200     $6,395,914
                                             ==========     ==========     ==========     ==========     ==========     ==========





2.    SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING - The financial statements are prepared under the accrual basis of accounting and the Plan's investments and investment transactions are recorded at fair value. The Plan's investment funds (funds) are valued by the fund manager based upon the fair value of the funds' underlying investments. Income from investments is recognized when earned and is allocated to each participating plan and participant's account by the Trustee.

      EXPENSES OF THE PLAN - Trustee fees and other expenses of the Plan are paid by the Company.

      USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Acutal results could differ from those estimates.

3.    TAX STATUS

      The Internal Revenue Service (IRS) has determined and informed the Company by letter dated March 22, 1996, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The plan administrator believes that the Plan is and has been operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan has qualified and was tax-exempt as of December 31, 1995 and 1994.

4.    INTEREST IN MASTER TRUST

      Effective January 1, 1993, P&G formed the Master Trust in accordance with a master trust agreement with PNC Bank, Ohio, N.A. (PNC Bank).

      Use of a master trust permits the commingling of various P&G-sponsored defined contribution benefit plans for investment and administrative purposes. Although assets are commingled in the Master Trust, PNC Bank maintains records for the purpose of allocating contributions and changes in net assets of the Master Trust to both participating plans and individual participant accounts based upon each plan's or participant's proportionate interest in the Master Trust. The following represents the 1995 audited financial information regarding the net assets and investment income of the Master Trust.





      Assets of the Master Trust at December 31, 1995 are summarized as follows:

                                             MANAGEMENT     COLLECTIVE                                   MANAGED
                              COMPANY        LARGE COMPANY  INCOME         RESERVE        DIVERSIFIED    BOND
                              STOCK FUND     FUND           FUND           FUND           FUND           FUND           TOTAL
Investments, at fair value    $37,568,733    $36,541,114    $ 1,323,639    $35,298,684    $31,385,977    $ 7,472,474    $149,590,621
Accrued interest and
 dividends                          4,256            124              7            317            106              3           4,813
                              -----------    -----------    -----------    -----------    -----------    -----------    ------------

Total                         $37,572,989    $36,541,238    $ 1,323,646    $35,299,001    $31,386,083    $ 7,472,477    $149,595,434
                              ===========    ===========    ===========    ===========    ===========    ===========    ============

Plan's investment in
 Master Trust                        -       $ 2,774,059          -        $   640,034    $ 1,651,096    $ 1,130,245    $  6,195,434
                              ===========    ===========    ===========    ===========    ===========    ===========    ============

Plan's percentage ownership
 interest in Master Trust            -                8%          -                 2%             5%            15%              4%
                              ===========    ===========    ===========    ===========    ===========    ===========    ============



      Investments held by the Master Trust at December 31, 1995 are summarized as follows:

                                             MANAGEMENT     COLLECTIVE                                   MANAGED
                              COMPANY        LARGE COMPANY  INCOME         RESERVE        DIVERSIFIED    BOND
FAIR VALUE                    STOCK FUND     FUND           FUND           FUND           FUND           FUND           TOTAL
The Procter & Gamble Company
 common stock                 $36,625,140                                                                               $ 36,625,140
Registered investment
 companies                                                  $ 1,323,613                                                    1,323,613
Mutual funds                                 $36,540,976                   $35,233,082    $31,385,838    $ 7,472,367     110,632,263
Short-term investments            943,593            138             26         65,602            139            107       1,009,605
                              -----------    -----------    -----------    -----------    -----------    -----------    ------------

Total investments at fair
 value                        $37,568,733    $36,541,114    $ 1,323,639    $35,298,684    $31,385,977    $ 7,472,474    $149,590,621
                              ===========    ===========    ===========    ===========    ===========    ===========    ============



      Investment income from the Master Trust for the year ended December 31, 1995 is summarized as follows:

                                             MANAGEMENT     COLLECTIVE                                   MANAGED
                              COMPANY        LARGE COMPANY  INCOME         RESERVE        DIVERSIFIED    BOND
                              STOCK FUND     FUND           FUND           FUND           FUND           FUND           TOTAL
Net appreciation in fair
 value of investments         $16,178,665    $ 8,040,240    $   600,245    $ 1,663,854    $ 6,229,037    $ 1,051,580    $ 33,763,621
Dividends                         772,124                                                                                    772,124
Interest                          130,871                                        9,098                                       139,969
                              -----------    -----------    -----------    -----------    -----------    -----------    ------------

Total                         $17,081,660    $ 8,040,240    $   600,245    $ 1,672,952    $ 6,229,037    $ 1,051,580    $ 34,675,714
                              ===========    ===========    ===========    ===========    ===========    ===========    ============

Plan's equity in net
 earnings of Master Trust             -      $   737,835             -     $    43,088    $   327,555    $   174,609    $  1,283,087
                              ===========    ===========    ===========    ===========    ===========    ===========    ============





5.    INFORMATION CERTIFIED BY THE TRUSTEE

      The following represents the 1994 unaudited information regarding the Master Trust that was prepared by PNC Bank, the trustee of the Plan, and furnished to the plan administrator. The plan administrator has obtained certification from the trustee that such information is complete and accurate.


      Assets of the Master Trust at December 31, 1994 are summarized as follows (unaudited):

                                             MANAGEMENT     COLLECTIVE                                   MANAGED
                              COMPANY        LARGE COMPANY  INCOME         RESERVE        DIVERSIFIED    BOND
FAIR VALUE                    STOCK FUND     FUND           FUND           FUND           FUND           FUND           TOTAL
Investments, at fair value    $29,770,210    $24,340,386    $21,572,626    $14,713,972    $10,396,609    $ 4,712,883    $105,506,686
Accrued interest and
 dividends                             48            180            403             90            134             68             923
                              -----------    -----------    -----------    -----------    -----------    -----------    ------------

Total                         $29,770,258    $24,340,566    $21,573,029    $14,714,062    $10,396,743    $ 4,712,951    $105,507,609
                              ===========    ===========    ===========    ===========    ===========    ===========    ============

Plan's investment in
 Master Trust                         -      $ 1,811,433            -      $   633,617    $ 1,177,758    $  855,911     $  4,478,719
                              ===========    ===========    ===========    ===========    ===========    ==========     ============

Plan's percentage ownership
 interest in Master Trust             -               7%            -               4%            11%           18%               4%
                              ===========    ===========    ===========    ===========    ===========    ==========     ============



      Investments held by the Master Trust at December 31, 1994 are summarized as follows (unaudited):

                                             MANAGEMENT     COLLECTIVE                                   MANAGED
                              COMPANY        LARGE COMPANY  INCOME         RESERVE        DIVERSIFIED    BOND
FAIR VALUE                    STOCK FUND     FUND           FUND           FUND           FUND           FUND           TOTAL
The Procter & Gamble Company
 common stock                 $29,720,878                                                                               $ 29,720,878
Registered investment
 companies                                                  $21,563,126                                                   21,563,126
Mutual Funds                                 $24,265,394                   $14,674,026    $10,350,211    $ 4,681,377      53,971,008
Short-term investments             49,332         74,992          9,500         39,946         46,398         31,506         251,674
                              -----------    -----------    -----------    -----------    -----------    -----------    ------------

Total investments at fair
 value                        $29,770,210    $24,340,386    $21,572,626    $14,713,972    $10,396,609    $ 4,712,883    $105,506,686
                              ===========    ===========    ===========    ===========    ===========    ===========    ============



      Investment income from the Master Trust for the four-month period from August 30, 1994 to December 31, 1994 is summarized as follows (unaudited):

                                             MANAGEMENT     COLLECTIVE                                   MANAGED
                              COMPANY        LARGE COMPANY  INCOME         RESERVE        DIVERSIFIED    BOND
                              STOCK FUND     FUND           FUND           FUND           FUND           FUND          TOTAL
Net appreciation
 (depreciation) in fair
 value of investment          $    525,884   $  (515,140)   $   442,466    $   185,179    $  (156,515)   $   (38,498)  $    443,376
Dividends                          167,550                                                                                  167,550
Interest                             1,247         6,147            736          7,944          2,186          1,168         19,428
                              ------------   -----------    -----------    -----------    -----------    -----------   ------------

Total                         $    694,681   $  (508,993)   $   443,202    $   193,123    $  (154,329)   $   (37,330)  $    630,354
                              ============   ===========    ===========    ===========    ===========    ===========   ============

Plan's equity in net income
 (loss) of Master Trust       $        -     $   (34,628)   $       -      $     4,444    $   (12,624)   $       693   $    (42,115)
                              ============   ===========    ===========    ===========    ===========    ===========    ===========




GIORGIO EMPLOYEE SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT (ITEM 27a OF FORM 5500)
DECEMBER 31, 1995


IDENTITY OF ISSUE
BORROWER, LESSOR                                                        FAIR
OR SIMILAR PARTY         DESCRIPTION OF INVESTMENT            COST      VALUE

Participant Loans        48 loans with maturities ranging
                         from January 1996 to October 2005
                         and interest rates ranging from
                         7-11%                                $ -       $192,368
                                                              ====      ========




GIORGIO EMPLOYEE SAVINGS PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT (ITEM 27a OF FORM 5500)
DECEMBER 31, 1994


IDENTITY OF ISSUE
BORROWER, LESSOR                                                        FAIR
OR SIMILAR PARTY         DESCRIPTION OF INVESTMENT            COST      VALUE

Participant Loans        53 loans with maturities ranging
                         from January 1995 to August 2004
                         and interest rates ranging from
                         7-11%                                $ -       $128,915
                                                              ====      ========




PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.



                                   Giorgio Employee Savings Plan




                                  /S/JOHN R. SMITH
Date:  October 16, 1996           ---------------------------------------
                                  John R. Smith
                                  Member, Benefits Committee







                                EXHIBIT INDEX


Exhibit No.                                            Page No.

    23         Consent of Deloitte & Touche                13